Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015
Tel: 612-349-8500 Fax: 612-339-4181
www.rkmc.com

John R. Houston (612) 349-8285 jrhouston@rkmc.com

July 15, 2005

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Golf Galaxy, Inc.
  Amendment No. 2 to Registration Statement on Form S-1
  Registration No.: 333-125007

Dear Mr. Owings:

        Transmitted herewith for filing on behalf of Golf Galaxy, Inc. (the "Registrant") is Amendment No. 2 (the "Amendment") to the Registrant's Registration Statement on Form S-1 (the "Registration Statement"), marked to show changes effected by the Amendment.

        To facilitate your review of Amendment No. 2, we will respond to each of the comments contained in your letter dated July 14, 2005, and addressed to Randall K. Zanatta, President, Chief Executive Officer and Chairman of the Registrant. The paragraph headings and numbers below correspond to the numbered comments in your letter. All revised disclosures discussed below are included where indicated in the Amendment.

Summary Financial Data, page 5

Other Financial Data, page 6

  1.
  We have reviewed your response to comment 6 in our letter dated June 16, 2005 and continue to believe that your presentation of "Store contribution" and "Store contribution margin" is a prohibited non-GAAP measure. Absent your belief that it is probable that the financial impact of the recurring items will disappear or become immaterial within a near-term finite period, we would expect these measures to be removed from your document. Refer to Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) issued June 13, 2003 (available at www.sec.gov).

The Registrant has deleted the store contribution disclosure on pages 6-7 and 28-29 in response to the staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 37

Fiscal Year Ended February 27, 2005 (52 weeks) compared to Fiscal Year Ended February 29, 2004 (52 weeks), page 39

  2.
  We have reviewed your response to comment 14 in our letter dated June 16, 2005. Please note that the reference to gross margins was only an example and that the comment is directed at changes to all the financial statement line items. Please revise your document accordingly. Also note that the initial comment was issued to provide a reader with information needed to ascertain the likelihood that past performance is indicative of future performance. With respect to your concern regarding gross margins, we would encourage you to discuss, and quantify if possible, the factors outside of your direct control in conjunction with your discussion of the expected trends in your gross margin so that a reader has all the available information needed to make an informed decision.

The Registrant has revised the disclosure on page 36 in response to the staff's comment. The Registrant supplementally advises the staff that it has thoroughly evaluated its financial statements and disclosures in the Registration Statement and concluded there are no additional known trends or uncertainties that should be disclosed to enable readers to make an informed investment decision.

Principal and Selling Shareholders, page 82

  3.
  Please disclose whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers. It appears that the selling shareholders may be acting as underwriters under section 2(a)(11) of the Securities Act of 1933. We may have further comments after you have provided additional information regarding the details of the offering, including the number of shares that will be sold by the selling shareholders.

The Registrant has revised the disclosure on page 95 in response to the staff's comment.

Underwriting, page 94

  4.
  We note your response to comment 24 in our letter dated June 16, 2005. Please provide additional disclosure about the directed share program on page 96 that will specify the class of "other related persons" to which you have referred.

The Registrant has revised the disclosure on pages 94 and 95 in response to the staff's comment. Reference to "other related persons" has been replaced with a reference to "certain holders of our common stock" to clarify the Registrant's intention to extend the directed share program to purchasers of its common stock prior to 1998 as recognition of their early support of the Registrant.

Schedule II, Valuation and Qualifying Accounts, page II-4

  5.
  We note your revision in response to comment 41 in our letter dated June 16, 2005. Either revise your schedule to present gross activity in your sales returns reserve or confirm that the amounts presented represent the gross activity.

The Registrant has further revised Schedule II in response to the staff's comment to present gross activity in its sales returns.

        We would like to be in a position to request effectiveness of the Registration Statement toward the end of the week of July 18 or the beginning of the week of July 25 and would very much appreciate receiving any further comments as soon as possible. Please telephone the undersigned at 612-349-8285 or Anne Rosenberg at 612-349-8508 with any further questions or comments, requests for information or advice with respect to the Registration Statement.

Yours very truly,

/s/ JOHN R. HOUSTON John R. Houston

Attachment

cc:
William Choi
Scott Anderegg
Yong Kim
Randall K. Zanatta